Exhibit 99.2

Betsy Cohen:	Hello and thank you for joining us. I’m Betsy Cohen, Chairman of FinTech IV and the FinTech Group. We are delighted to have the opportunity to partner with Perella Weinberg Partners in its transition from a private to a public company.

PWP competes in the market for independent advisory services. This is a market which has seen dramatic expansion and great growth since the last credit crisis. Coming out of COVID, we feel that we are entering a new long-term period of expanded demand for expert, independent advice.

In our view, PWP represents the most compelling investment opportunity to capitalize on this growth opportunity.

The uses of proceeds are appropriate for this transition. PWP will pay down its debt, provide liquidity to non-working equity holders, and add additional working capital to fund expansion both horizontally by adding new partners who can receive public currency equity; and vertically by adding additional services.

The implied equity value is 15 times the 2021 estimated adjusted net income, a significant discount to publicly traded peers such as PJT and Moelis, which have experienced growth in their multiple as the marketplace recognizes and endorses the growth cycle for the services that PWP provides and will provide over the next years. So we have great growth potential – cyclical and secular – very well priced to the market.

And the working partners are locked up for a number of years, thereby assuring their greatest attention and alignment.

I’m going to pass the microphone to Peter Weinberg, who is CEO of the company. Peter?

Peter Weinberg:	Thanks very much, Betsy.

On Slide 5, I wanted to introduce the speakers from the Perella Weinberg team today. In addition to myself, Dietrich Becker and Andrew Bednar are here. Dietrich and Andrew are Co-Presidents of the firm. Dietrich is speaking from London, Andrew in New York.

Gary Barancik, our CFO is also on the phone from New York, as am I. And all of us have worked together from the very early years of PWP, and we know the firm very well, and we certainly know each other well.

On Slide 6 we put into context our firm from a historical perspective. Joe Perella, Terry Meguid, and I started the firm almost 15 years ago. We saw a need from clients to have an independent, trusted, sophisticated advisor.

And we also felt that practitioners would be willing to join our platform. Almost 15 years later, now, we have ten offices in five countries. And Perella Weinberg Partners is recognized as a premium advisory brand around the world.

On Slide 7, I summarize PWP. And the point of this slide, really, is to emphasize our critical mass in terms of our business size, our people, our industry coverage, our clients, our global scale, and our cumulative transaction volume.

On Slide 8, I move to answer the question of why Perella Weinberg Partners? These are five themes that we will all come back to throughout this presentation, but I wanted to summarize them here.

First of all, we feel a significant tailwind in our marketplace. We feel that the demand for advisory services overall is increasing due to continued disruption and change in our market. In addition, the independent advisors, we believe will continue to take share.

We believe that we have a very unique set of people. They are thought leaders in their space and are actively covering clients around the world. But we also have a very collaborative culture, which I will come back to later in the presentation.

Our strategy is clear. We know exactly where we are going, how we are going to get there, and when that will occur.

Our brand is very strong and that really speaks to access around the world in the context of our business solicitation efforts.

Lastly, and perhaps most importantly, approximately 50% of the firm pro forma will be owned by working partners and employees. We are heavily incentivized to increase the top-line revenues, enhance margin, and return capital to shareholders.

On that note, I will turn it over to Andrew Bednar to talk a bit more about the market, Andrew.

Andrew Bednar:	Thank you, Peter.

Demand for independent advisory services, we believe, is poised for significant long-term secular growth. The high level of conviction that we have in our growth thesis for the industry is underpinned by three key drivers – market scope, market size, and market share.

On market scope, you’ll see on Slide 9 on the left side of the page, the traditional range of services that we provide. These are services in connection with M&A transactions. This is, in fact, where we and most of the independent advisors started – largely as M&A boutiques.

But today, the scope of services we offer is much broader and continues to expand, and includes advising in connection with capital raising as well as restructuring advisory, which is on the right side of the page. And for us, restructuring advisory includes a broad range of services from advising on Chapter 11 bankruptcies at one extreme to providing liability management services to perfectly healthy companies seeking to manage debt maturities or lower cost of capital. Again, that’s on the right side of Slide 9.

The key driver of demand for all of our services, hence for an increasing scope of services is really changed. As change occurs, the need for trusted expert advice increases, and that’s what we provide to our clients every day – trusted expert advice.

Moving to Slide 10, it’s not just market scope that underpins our conviction about growth, but also market size and market share that drives the growth in our business. This Slide 10 is only showing the market for M&A services.

This is a very large market at $26 billion in fees. It has doubled since we started the firm and continues to grow as a result of three factors: transaction volume, transaction valuation, and complexity. These are powerful forces that we believe will continue driving the overall size of the M&A advisory market over time.

The third driver of growth for the sector is market share. The independent advisory firms today have 17% of the M&A fee pool, and that share has grown substantially in the last decade. And we believe there’s plenty of growth ahead as complexity and conflict drives the need for independence and expertise, especially in the market for transactions over $1 billion in transaction value.

Let me finally make a point about the performance of our business during the pandemic, which is Slide 11. We have a very flexible workforce that we deployed during the pandemic.

We mobilized our corporate finance experts to where they were needed most, which for much of Q2 and Q3 was in capital raising advisory and in liability management. We have a client-centric business model, so we are fully integrated by industry and product. And we meet client needs very rapidly and seamlessly.

We saw record demand for capital raising and for liability management during Q2 and Q3 of 2020. And we believe the M&A markets troughed in late Q2, early Q3. This is setting up an unprecedented backdrop for the industry.

We are experiencing elevated demand for capital raising and liability management services, and at the same time we are seeing a resurgence in M&A activity. And we believe this dynamic will persist for the next few years as the high level of debt issuance earlier in 2020 sets up an extremely active refinancing calendar over the next several years.

Let me now hand it over to Dietrich to discuss our industry and geographic footprint. Dietrich?

Dietrich Becker:	Thank you, Andrew.

Over the next few slides, I will show how we are organized and how we think about developing our business, how we’ve mapped ourselves against the market opportunity, and how we differentiate from our peers.

On Slide 12, you see the three dimensions of our business. We are primarily organized by sector teams. We have six global sector teams. We approach our market through industry expertise – through advisors who have great access to top decision makers in their respective sectors and who rank among the most recognized and influential in their respective sectors. The second dimension of our business is geographic where we have our footprint in North America and in Europe. And then thirdly, the advisory services which are constantly expanding as Andrew has already elaborated, and which allow us to increase our revenue per client, per sector, and per geography in which we are active.

On Slide 13, we have mapped the market according to overall size in terms of transaction volumes per major sectors in which we are active, and also per geography in the U.S. and Europe. As you can see here, we have deliberately built our business alongside the most significant markets. In North America, energy, healthcare, and TMT are the most significant revenue opportunities. That’s where the most significant transaction volumes are. In Europe, industrials is the largest market followed by TMT. We have very deliberately, over the years, started by investing in each of those sectors, and have today a very diversified footprint of bankers and market positions in each of those sectors which allow us to be meaningful revenue contributors in all of these areas.

The real differentiator for the firm is the fact that we have a significant presence in Europe. We started the firm in the U.S. and Europe at the same time. As a result of that, we are one of the only major firms in our immediate peer group that has cracked the code, especially in continental Europe. France and Germany are particularly good examples of that where we have invested around a group of senior bankers who are highly recognized in their markets. And we have, today, a very attractive branding position in those markets, and a reasonable expectation to be around the most significant, and relevant transactions in those markets.

In the rest of the world we tend to work with peer firms that are regional. We work with them to give them access to our markets. And we have access to their clients in their markets.

Another way to look at our footprint is on Slide 15, where you see the different types of revenue streams that we generate. On the left side you see large-cap transformational advisory assignments, which are hard to get, often take a long time to do, but are associated with very significant fee events.

In the middle you see what we would describe as our bread-and-butter business in terms of sell-side oriented, more standard M&A transactions; again, many with household names, and also in many cases very significant fee events.

On the right side you see the more recent phenomenon of us working in restructuring and capital markets transactions where the cadence of the business is quite different to the M&A business. Once we are mandated, we have higher visibility on the revenue event; but where again, we have some very significant fee events, and once again with important household names.

The diversity of our revenue streams by geography, sector, and across these different types of services puts us in a very good place and demonstrates the depth of our bench with senior producers who are able to generate meaningful revenue across these three dimensions of our business.

With that, I’ll pass it back onto Peter who will talk about our talent base.

Peter Weinberg:	Thanks very much, Dietrich.

I’m going to turn to Slide 16. I wanted to talk more about the partners who are so central to our history, but also our growth. I wanted to give you some texture on this important group of people.

I mentioned earlier that we have 54 partners in the firm. It won’t surprise you to know that their average years of experience is approximately 25 years. Our partners have a fair amount of runway in the sense that their average age is 50. And I would say if you look at our recruiting pipeline, that number will be going down in the near future.

A third of our partners have been partners for less than three years at our firm. That has an important implication with respect to productivity maturation amongst our partners.

A third of our partners have been promoted internally which has an important effect on our culture. But also it’s an important message to send to campuses around the world, both universities and business schools where we recruit.

And lastly, our partners are loyal as judged and measured by time in seat at our firm and their prior firms.

On Slide 17, we move to talk about the components of our growth engines at the firm. There are really three – one is growing the core. And what I mean by that is our existing businesses that we are already in, the coverage footprint that we already have.

Expand in the gray space suggests adjacent businesses. In many of our industry groups we have sub-sectors that we don’t currently cover, and we believe there’s significant growth in those areas.

And lastly, white spaces are new businesses where we need additional resources. It’s part of the product suite that we are not in now, but it’s a very natural part of our dialogue with our clients.

Slide 18 really brings that to life in the sense of what we did from 2016 to 2020. During that time period we made 41 new partners at the firm – 60% of those were from outside the firm and 40% were promoted internally.

And you can see here that the growth really comes in three forms – industry, geography, and product. With respect to industry, we merged with Tudor, Pickering, Holt in 2016, which put us on the map in a very significant way in energy. With respect to geography, we added offices in Chicago and Los Angeles, as well as Munich and Paris during this time period. And with respect to product, we added our European restructuring business, as well as our debt capital markets advisory business. All of these were very well thought through. We had this view in 2016 that we would grow the business in this way and we have a similar and clear view of how we want to grow in the next five years.

On Slide 19, we go back to our partners. This is really the reinforcing model that we have to optimize our partner group. We grow and promote our own people. We train, mentor, and develop our people – it’s an important part of our culture. We have some very strong people and future partners in our firm.

With respect to new hires, it’s important that we hire from outside the firm – because it’s important to get new blood into the firm but also because they may have expertise that may not reside currently within the firm in an industry group that we want to pursue a sub-sector. And lastly, managed attrition. It’s important for us to constantly review our partners. It’s really those three factors which allow us to optimize our partner group.

What do we look for? With respect to outside the firm, it’s very important that our candidates, or even those who we wish to promote, have deep industry insights. They need to have broad advisory experience across a number of different products, and also have a reputation for integrity. But most importantly, they must fit. They must be team players and really want to be part of our firm and the way that it’s configured. We meet with many candidates who are very strong and excellent candidates who don’t fit into the firm. And in that circumstance, we don’t hire them.

On that note, I’d like to turn it over to Gary Barancik, our CFO, to talk through some of the numbers, and then I will come back to wrap it up at the end. Gary?

Gary Barancik:	Great, thank you, Peter.

Following on Peter’s theme about growth and investment, our financial results have really been driven by two key factors. First, we’ve been in a market environment that’s been quite robust through the end of 2019 and took a bit of a reset in early 2020 as a result of the COVID environment.

The second is the evolution of our partnership from several years of investment and optimization as Peter was just speaking to. These investments have allowed us to generate an average of almost 15% growth in revenues through 2019, with the impact of the COVID environment driving a decline in M&A volumes in 2020. You can see here, the estimate for 2020 revenues of $485 million which we actually now believe we are going to beat for the year.

2018 deserves some explanation as that year benefited from a combination of three factors: (1) a strong M&A environment, (2) a particularly successful year for PWP, and (3) some unusual timing events, specifically about $70 million of revenues from 2016 announced transactions which did not close until 2018. Those normally would have closed in 2017, and so you can see the impact of that.

When you look at productivity on the right side of the slide, 2018 generated almost $16 million of revenue per partner. And even adjusting for that $70 million of revenue I mentioned, productivity was over $14 million of revenue per partner.

While 2018 is an outlier for us, it’s also representative of the kind of performance our platform can generate when we are in a strong environment and the firm is performing very well. That being said, 2019 is probably a more representative year of our average productivity where we saw $10.7 million of revenue per partner in that year.

One final comment on this slide – it’s important when we talk about productivity to recognize that productivity is a mix of not only the business performance, but also the mix of new partners joining the partnership. And I’ll come back to that.

So if we turn to Slide 21, these are just some of the key KPIs that we use to measure and track our performance. And what I’ll say is overall, we like to see that the trend in $1 million dollar plus fee clients has been pretty much steady to increasing during this period. And the concentration of revenues among our top ten deals is also pretty steady during this period with good diversification across industry as well as lead partner among the top deals in each of those five years that you see here.

So let’s talk a little bit about what’s driving our forecast going forward. At the top line, the key drivers of revenue growth are really two factors. It’s productivity per partner and the number of partners that we are adding each year.

Our projections assume that we are adding about seven or eight partners per year – a mix of lateral hires and internal promotes. The productivity numbers that we are assuming are around $10.2 million to $10.5 million per partner.

And if you look for a moment, I’m going to flip ahead to Slide 23. You can see by reference on Slide 23 that the $10.2 to $10.5 million per partner is actually below the average that we experienced in 2017 to 2020. And that’s really a function of two factors.

First, because we are continuing to add new partners at a pretty rapid rate, those new partners are assumed to enter the partnership at lower levels of productivity during their first couple years as they ramp up to the levels that they will ultimately reach. Having a high level of partner growth while bringing on new partners in a ramp-up mode keeps the overall level of productivity a bit lower than it would be if we were at a more mature stage in our development.

The other point that’s driving productivity is that we are assuming an environment for M&A which is more or less an average environment. We’re not assuming a very robust environment through this forecast period because we don’t have perfect visibility into the future. And so we think that’s an appropriate basis on which to form projections. That being said, the environment that we are in today is a very strong environment and frankly, a much stronger environment today than the one that we are including in our forecast period over the medium to long-term.

So coming back to other key targets, we are assuming a compensation expense ratio in the mid-60s through 2023. That ratio is a bit higher than most of our peers, but is consistent with the higher growth peers. The ratio is at that level, in part, because we have to spend and invest in our comp margin to attract lateral hires. There’s a compensation cost for bringing them onto the platform which gets reflected into our comp margin. As long as we are growing and adding to our partner base, we expect to have a somewhat above average compensation expense ratio. And as growth slows in the future, that compensation expense ratio should decrease to be more in line with some of the more mature peers of ours.

On the non-comp side, our non-compensation expenses are a mix of both fixed as well as variable costs. The fixed component means we have pretty good operating leverage and so we expect our non-compensation expense margin will come down to the high teens by 2023 and could come down a bit further in the future as revenues continue to grow and we realize further benefits from operating leverage.

In terms of our shareholder returns, we are initially targeting a dividend yield of about 2% based upon the transaction pricing. And overall, we are going to pursue a share repurchase policy which is really designed to mitigate the dilutive impact of stock-based compensation.

And then finally, we are expecting to be debt free coming out the blocks here, and we’ll have an undrawn revolver for short-term liquidity needs.

So if we now turn to Slide 24, putting it all together, you can see on the forward outlook, we are looking at revenue growth at the top line of about 11% to 12% a year, driving more significant net income growth rates due to the operating leverage that I mentioned before.

The 2019 and 2020 financials here are not directly comparable because in those years we were operating as a private company, we had a private company compensation structure, and we had interest expense from our balance sheet debt that we have today. And we have a tax line which is a partnership tax, which does not reflect the corporate tax that we are projecting going forward.

So with that, I’m going to turn it back to Peter for some concluding words.

Peter Weinberg:	Gary, thank you. I’m just going to wrap up on Slide 25 by saying that after 15 years as a private firm we are ready to enter the public markets and take the firm to a new level.

We have the tailwinds of the advisory market in which we operate. We have a very clear, strategic roadmap going forward. And we have the people, and the brand, and the alignment that will drive this growth that we’ve talked about. I thank you for listening and thank you very much for your interest in Perella Weinberg Partners.

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